

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 18, 2006

Barry Nuss
Chief Financial Officer
RathGibson, Inc.
2505 Foster Avenue
Janesville, Wisconsin 53547

> **Re: RathGibson, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 29, 2006**
> **File No. 333-134875**

Dear Mr. Nuss:

We have reviewed your filing and have the following comments.

General

1. It does not appear that the Form S-4 has been filed on EDGAR for Greenville Tube Company as an additional registrant. Please file your next amendment for all registrants.

Risk Factors, page 11

To service our indebtedness . . . , page 12

2. We note your response to prior comment 9. Quantify your annual debt service obligations.

Compliance with and changes in environmental . . . , page 18

3. We note your disclosure regarding your Clarksville Arkansas facility. Please provide more detailed disclosure in the Business section as required by Instruction 5 to Item 103 of Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 44

4. Please do not present or discuss the combined results of your predecessors and the successor. It is more appropriate to discuss the separate historical results of each. Please revise your MD&A accordingly.

Expiration Date; Extensions, Amendment, page 59

5. We note your response to prior comment 28. Please revise your disclosure to clarify that you are referring to the right to delay acceptance only due to an extension of the exchange offer.

RathGibson, Inc. Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-8

6. We note your response to prior comment 18. It is unclear how you determined the appropriate amortization periods for your customer lists. We remind you that paragraph 11 of SFAS 142 states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to your future cash flows. You state that other intangible assets, consisting primarily of customer lists are amortized principally by the straight-line method over their estimated useful lives of 40 years. On page F-27 in your interim financial statements, you state that the estimated useful lives of customer lists – small was 7 years and customer lists – large was 20 years. Please further advise how you originally determined 40 years was appropriate for all customer lists and subsequently determined 20 years was appropriate for large customer lists. Provide us with a detail of your large customer lists as of July 31, 2006 with corresponding amounts recorded as well as a detail of your customer lists as of January 31, 2006 with corresponding amounts recorded. For each significant customer list, please provide us with a detailed explanation of how you determined these customer lists would contribute to your future cash flows for 20 years and 40 years.

Note 9. Stockholders' Equity, page F-13

7. We note your response to prior comment 43. Please tell us the fair value of your common stock as of March 7, 2004. Please also tell us how you arrived at this fair value. Your explanation should include a summary of significant estimates and assumptions used to arrive at this fair value as well as your basis for using these estimates and assumptions.

RathGibson, Inc. Interim Financial Statements

Note 3. Basis of Presentation, page F-24

8. Please disclose why you are providing separate presentation of predecessor and successor entities to help readers understand your presentation.

Note 10. Stockholders' Equity (Deficiency), page F-28

9. Please tell us how you determined the appropriate amount of compensation expense to record related to your stock options and phantom rights, with reference to the applicable accounting literature. Your explanation should also include a summary of any significant estimates and assumptions used to determine the appropriate amount of compensation expense as well as your basis for using these estimates and assumptions.

As appropriate, please amend your registration statement in response to these comments. You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Nudrat Salik (202) 551-3692 at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael R. Littenberg, Esq.
        Schulte Roth & Zabel LLP
        919 Third Avenue
        New York, NY 10022